ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

June 5, 2002

ROCK MORE THAN DOUBLES THE SIZE OF ITS MARGARITA GOLD PROPERTY

Rock Resources Inc ("Rock") is pleased to announce that it has acquired, through staking, 23 federal claims contiguous with and peripheral to the original 16 claims optioned from James Sorrel in 2001. The claims were staked to cover several gold bearing silicified structures not previously protected by the optioned claims.

This acquisition takes the Margarita Property holdings to 39 federal, unpatented, mineral claims from 16 claims. The property now covers 326 hectares (858 acres) of contiguous staked ground up from 134 hectares (352 acres).

With the completion and filing of the staking with the US Bureau of Land Management, Rock now has all of the targeted areas protected by claims.

The Margarita Gold Property is located in the Oro Blanco Mining District, Santa Cruz County, southern Arizona, USA. The Margarita is an epithermal gold property with several stratiform silicified zones containing 1 to 3 grams of gold per tonne. Historical, turn of the 19th century mines exploited the upper parts of quartz veins underlying these silicified zones. These old mines produced gold grades ranging from 0.3 to 0.5 ounces gold per ton. Although various companies completed extensive shallow drilling to test these zones, none of the companies did any systematic work to search for the bonanza style mineralization that should be located under these flat lying caps. Rock is currently active in locating the feeder veins with the intent on drilling for bonanza mineralization.

Rock is continuing to evaluate other mineralized areas in the Oro Blanco Mining District with the intent to acquire other properties with significant gold and silver mineralization.

On behalf of the Board of Directors:

"Thomas J. Kennedy"	*"Graeme Rowland"*
Thomas J. Kennedy President	Graeme Rowland Chairman of the Board

dlw 6/18

TSX Venture RCK
#910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)